Winvest Group Ltd.	50 West Liberty Street, Suite 880 Reno, NV 89501

June 5, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada
Doug Jones
Cara Wirth
Jennifer López Molina

Re: Winvest Group Ltd

Amendment No. 4 to Registration Statement on Form S-1

Filed April 18, 2023

File No. 333-267006

Dear Sir or Madam:

Winvest Group Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jeffrey Wong Kah Mun, Chief Executive Officer of the Company, dated May 4, 2023 (the “SEC Letter”). We are filing Amendment No.5 to our Form S-1/A (the “Amendment”) in response. This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 4 to Registration Statement on Form S-1 Filed April 18, 2023

Business Overview, page 2

1.	We note your statements here and in the “Our Business” section starting on page 34, that state that TCG will seek to obtain a California Lender License once the company is adequately funded. However, we also note your statements that there is no need for government approval of principal products and services. Please revise to discuss your need for the California Lender License and generally discuss the approval process.

We have removed the statement regarding the need for California Lender License as TCG is operating with minimal costs and limited business activity.

Competitive position in the industry, page 3

2.	We note your statement that “TCG’s model sets it apart from 95% of its competitors in the industry . . . .” Please state how many competitors TCG has in the industry. Also, provide a source for these statements or characterize them as management’s belief. Additionally, we note your statement that “TCG does not have to charge high legal fees unlike the competitors in the marketplace.” If known and material, please state the estimated savings to TCG.

We have removed the section labeled “Competitive position in the industry” from the Amendment.

Executive Compensation, page 50

3.	Please update this section to reflect the executive compensation received in the last fiscal year (2022). Refer to Item 402(l) of Regulation S-K.

We have updated this Section to refer to the 2022 fiscal year end in which no executive compensation was paid.

Certain Relationships and Related Transactions, page 52

4.	Please revise to reflect the related party information as of the last fiscal year. Refer to Item 404(d) of Regulation S-K.

We have revised the Amendment to include the related party information for the 2022 fiscal year.

Consolidated Financial Statements, page F-1

5.	You provide audited financial statements for the seven-month transition period ended December 31, 2021. Since this does not satisfy the requirement for one fiscal year pursuant to Rule 3-06 (via Rule 8-01(f)) of Regulation S-X, please revise your filing to include audited financial statements for your prior fiscal year ended May 31, 2021. Refer to our guidance in Codification of Financial Reporting Policies 102.05 (Financial Reporting Release 35) and associated interpretations.

We have revised the Amendment to include the prior fiscal year ended May 31, 2021 financial statements.

Report of Independent Registered Public Accounting Firm, page F-2

6.	The audit report provided is for the years ended December 31, 2022 and 2021. Since you do not present financial statements for the full fiscal year ended December 31, 2021, obtain and file an audit report that addresses this period consistent with the financial statements presented.

This Amendment now includes audited financial statements and opinions for both the prior fiscal years ended May 31, 2021 and December 31, 2021 thus satisfying the requirement to include one fiscal year. Therefore we believe that no change is required for the December 31, 2022 and 2021 audit opinion.

Note 2 - Summary of Significant Accounting Policies, page F-9

7.	Please disclose your accounting policy for prepaid expenses and accrued liabilities. In doing so, describe the nature of the items included in these line items. To the extent any accrued liability item exceeds five percent of total current liabilities, state the item separately in accordance with Rule 5-02.20 of Regulation S-X. Consider stating separately any prepaid expense item in excess of five percent of total current assets.

We have included our accounting policies for prepaid and accrued liabilities in the Amendment.

Note 3 - Business Acquisition, page F-12

8.	Please ensure you provide the historical financial statements of each business acquired in your fiscal 2022 as prescribed by Rule 8-04 of Regulation S-X, audited as appropriate.

We have included the applicable historical financial statements in the Amendment.

Note 8 - Subsequent Events, page F-14

9.	Please provide the disclosure intended here, as nothing is disclosed.

We have deleted the Subsequent Events footnote in the Amendment because there were no subsequent events to report.

General

10.	We note your response to comment 3 and we reissue it.

●	In an appropriate place in the Prospectus Summary, please add a description of your Common Stock and Series A Preferred Stock.

●	In an appropriate place the Prospectus Summary and separately, in the Risk Factors, please disclose the number of vote per share for your Common Stock and Series A Preferred Stock.

We have included additional disclosure regarding our classes of stock to the Amendment.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey Wong Kah Mun
Jeffrey Wong Kah Mun

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